UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-27478

(Check One)

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -	REGISTRANT INFORMATION

BALLY TOTAL FITNESS HOLDING CORPORATION

Full Name of Registrant
Former Name if Applicable

8700 WEST BRYN MAWR AVENUE

Address of Principal Executive Office (Street and Number)

CHICAGO, ILLINOIS 60631

City, State and Zip Code

PART II -	RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):  ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -	NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-0, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is in the process of examining certain accounting issues, which will have an impact on its Quarterly Report on Form 10-Q for the period ended June 30, 2004. As the registrant announced in a press release on August 9, 2004 (which release was furnished to the Commission under Item 12 of Form 8-K), the Registrant expects to restate prior periods to record a liability that has accumulated to approximately $5 million as of June 30, 2004 related to repayment obligations due in 2015 or later on membership contracts sold by a subsidiary before the Registrant acquired it in the late 1980s. The effect on prior income statements is the addition of non-cash annual charges of between $231,000 and $472,000 in each of the years 1996 through 2003. Among other accounting issues being examined, the Registrant is also considering changing the balance sheet presentation of its installment contract receivables which would also change an equal amount of deferred revenue so as not to report these amounts on the balance sheet. It is possible that this or one or more of the other accounting issues being examined by the Registrant may require further restatement of prior period financial statements. The Registrant and its independent auditors are working diligently to complete the financial statements and quarterly review reflecting these matters.

PART IV -	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William G. Fanelli	(773)	380-3000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Registrant’s August 9, 2004 press release referred to in Part III above, the Registrant expects to report a net loss for the second quarter 2004. However, a reasonable estimate of the results of operations of the Registrant cannot be made at this time due to the continuing examination of accounting issues. Additional information is set forth in the Registrant’s press release, which was furnished to the Commission on Form 8-K.

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BALLY TOTAL FITNESS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2004	By:	/s/ William G. Fanelli

William G. Fanelli
Senior Vice President, Acting Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001)

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